OHIO POWER COMPANY
                        COOK COAL TERMINAL
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 22977
          BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1997





                             CONTENTS



                                                                     Page

Statements of Transfer Fee Billings                                    1

Summary of Costs Incurred                                              2

                            OHIO POWER COMPANY
                            COOK COAL TERMINAL
                    STATEMENTS OF TRANSFER FEE BILLINGS
              BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1997
                                     January 1997                   February 1997                      March 1997
                             Tons       Fee       Amount    Tons        Fee        Amount    Tons         Fee        Amount
                                     (per ton)    (000)              (per ton)     (000)               (per ton)     (000)
SERVICE TO AFFILIATES

  Indiana-Kentucky Electric
  Corp:
    Clifty Creek . . . . .        -      -         -         -           -            -       13,879     $1.53       $ 21

  Indiana Michigan Power
  Company and AEP Generating
  Company:
    Rockport Plant . . . .     914,121 $1.53     $1,396     794,877    $1.53       $1,219    340,077     $1.53        520

SERVICE TO NON-AFFILIATES      192,607 $1.27        245     191,746    $1.37          262    266,746     $1.31        351

    TOTAL. . . . . . . . .   1,106,728           $1,641     986,623                $1,481    620,702                 $892

                        OHIO POWER COMPANY
                        COOK COAL TERMINAL
                    SUMMARY OF COSTS INCURRED
          BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1997


                                                                    Three
                                                                    Months
                                 January    February     March      Ended
                                   1997       1997        1997     3/31/97
                                              (in thousands)

Rents. . . . . . . . . . . . . .  $ 589     $  586      $  585     $1,760
Labor-UMW* . . . . . . . . . . .    174        151         193        518
Benefits-UMW*. . . . . . . . . .    124         99          59        282
Salaries and Benefits-Nonunion .     60         45          59        164
Material & Supplies. . . . . . .   (341)(a)    111         124       (106)
Billed Services. . . . . . . . .   (111)(b)     95         286        270
Taxes**. . . . . . . . . . . . .     66         54          60        180
Administrative and General . . .    100        237         160        497
Inventory Adjustments*** . . . .     34         17         (22)        29
Electricity. . . . . . . . . . .     75         72          64        211
Cost-of-Capital. . . . . . . . .     35         30          51        116

          Total. . . . . . . . .  $ 805     $1,497      $1,619     $3,921


  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment.  These
    costs are reflected in employee benefits.
*** Represents the net change in transfer costs assigned to coal inventory at the terminal.

(a) Includes a credit of $582,000 to reverse the December 31, 1996 accrual for unvouchered invoices that will be paid in subsequent months.
(b) Includes a credit of $157,000 to reverse the December 31, 1996 accrual for unvouchered invoices that will be paid in subsequent months.